March 26, 2010
Tom Kluck
Legal Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission

Re:	Real Estate Associates Limited V Preliminary Proxy Statement on Schedule 14A Filed March 16, 2010 File No. 000-12498
Dear Mr. Kluck:
          We are in receipt of your letter dated March 24, 2010, regarding your review of Real Estate Associates Limited V (the “Company”) Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).
          Your letter indicates the following:
          1. We note that Richland Senior Associates, one of your two remaining local limited partnerships, has entered into an agreement to sell its property, Three Rivers Retirement Apartments, to a third party. Please provide pro forma financial information for this transaction as required by Item 14(b)(11) of Schedule 14A.
          In response to your comment, we have revised the Proxy Statement to include the pro forma financial information for this transaction as required by Item 14(b)(11) of Schedule 14A.
          The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do nor foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We thank you for your assistance in the Company’s compliance with applicable disclosure requirements.
Sincerely,
/s/ Stephen B. Waters
Stephen B. Waters
Senior Director
Real Estate Associates Limited V